United States Securities and Exchange Commission

Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

Pursuant to Rule 14a-103

United States Securities and Exchange Commission

Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: William Langdon, Jr.

Address of person relying on exemption: PO Box 19626, Houston, TX 77224

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. The soliciting person does not beneficially own more than $5 million of Amplify Energy Corp. common stock.

PROXY MEMORANDUM

DATE: April 3, 2025

TO: Shareholders of Amplify Energy Corp. (AMPY)

FROM: William Langdon, Jr., Amplify Energy Corp. shareholder since 2017 and beneficial owner of 50,000 shares

RE: The Case for Voting AGAINST Proposal Nos. 1 and 2: The Stock Issuance Proposal and The Adjournment Proposal at the forthcoming special meeting of shareholders.

Reasons to VOTE AGAINST Proposal No. 1 – The Stock Issuance Proposal

•	AMPY’s management recently touted ISS’ tepid endorsement of the proposal in an April 1, 2025 news release and SEC filing - while simultaneously failing to disclose Glass, Lewis & Co.’s recommendations to vote AGAINST both proposals.

On April 2, I emailed Martyn Willsher, AMPY’s CEO, and requested that the company disclose the recommendations and information contained in the Glass Lewis report.
He did not reply.
•	Management Entrenchment: Issuing 26.7 million new shares of AMPY to Juniper Capital would make it much more difficult, and potentially impossible, for existing shareholders to effect changes in corporate governance and the composition of the company’s board of directors.
•	The proposed stock issuance would disenfranchise current AMPY shareholders by diluting our ownership interests and voting power by 39%.
•	The proposed merger would saddle AMPY with an additional $133 million in debt.
•	The millions of dollars in additional debt could hamper or delay AMPY’s ability to pay dividends or return capital to shareholders in the future.
•	The company pleaded GUILTY to CRIMINAL violations of the federal Clean Water Act, was fined $7.1 million, and was ordered to pay $5.8 million in restitution in connection with a 2021 oil spill off the coast of California.

You can read more about the FBI’s investigation into the oil spill in an article titled “Investigating Environmental Crimes: The Huntington Oil Spill” on the FBI’s website at: https://www.fbi.gov/news/stories/huntington-oil-spill .

The company also pleaded NO CONTEST to six California state CRIMINAL CHARGES and paid nearly $5 million in state penalties and fines.

Do AMPY shareholders really want to entrust (some of) the same people responsible for those violations with tens of millions of dollars in additional assets to manage?
I certainly don’t!

•	The stock market has already weighed in on the proposed merger. AMPY’s share price has declined by more than 40% since it was announced on January 15, 2025.
A decline in the company’s market value of more than $100 million!

The chart below illustrates the performance of AMPY’s stock price vs. the S&P 500 Index from January 15 (the date of the proposed merger announcement) to April 1, 2025.
The S&P 500 Index declined by 3.59% while AMPY’s stock declined by a whopping 40.43% !

Source: Morningstar, Inc.

Reasons to VOTE AGAINST Proposal No. 2 – The Adjournment Proposal

•	It would give AMPY’s management an extended period of time in which to solicit proxies in favor of the ill-advised Stock Issuance Proposal.
•	All of the other reasons listed above.

Please VOTE AGAINST Proposal Nos. 1 and 2.

If you have already voted, you may change your vote before the meeting and any adjournments.

Thank you for your consideration.

Respectfully,

William Langdon, Jr.

PO Box 19626

Houston, Texas 77224
Tel. 1-713-256-3311

Email: William.Langdon.Jr@gmail.com

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER.

PROXY CARDS WILL NOT BE ACCEPTED BY ME.

PLEASE DO NOT SEND YOUR PROXY TO ME.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.